SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Coca-Cola Hellenic Bottling Company S.A

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Table of Contents

Press Release of  February 14, 2007 — Results for the Full Year Ended December 31, 2006  (US GAAP).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2006 (US GAAP)

HIGHLIGHTS FOR THE FULL YEAR

•  Volume of 1,724 million unit cases, 12% ahead of the same period in 2005;

•  Operating profit of €459.1 million versus €450.7 million, 2% increase compared to the prior year;

•  Net income of €313.4 million versus €298.9 million, 5% increase compared to the same period in 2005.

FOURTH QUARTER HIGHLIGHTS

•  Volume of 413 million unit cases, 17% ahead of the same period in 2005;

•  Operating profit of €22.9 million versus €25.5 million, 10% behind the same period in 2005;

•  Net loss of €23.4 million versus net income of €2.1 million in the same period in 2005.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“I am pleased to report continued strong performance in 2006, representing the sixth consecutive year of strong earnings per share growth since Coca-Cola HBC was formed.  Our operating profit grew ahead of volume, building on our continued investments in sales force capabilities, once again demonstrating our ability to drive profitable growth in challenging conditions. In line with our strategy of expanding our non-carbonated product portfolio, we completed, jointly with The Coca-Cola Company, the acquisitions of Fonti Del Vulture, a high quality water business in Italy, and Fresh & Co, the leading juice producer in Serbia.  We also expanded our territorial reach to include Cyprus, whilst entering the dairy segment in this market through the acquisition of Lanitis Bros.

We believe our proven ability to execute on our strategy, our balanced geographic presence and the commitment and passion of our people will allow us to deliver another year of solid performance in 2007, in spite of continued input cost pressures.”

February 14, 2007

Coca-Cola Hellenic Bottling Company S.A. (“the Company” or “CCHBC”) is one of the world’s largest bottlers of products of The Coca-Cola Company (“TCCC”) and has operations in 28 countries serving a population of over 540 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of accounting principles generally accepted in the United States (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website:  www.coca-colahbc.com.

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the full year and fourth quarter 2006 financial results on February 14, 2007 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	e-mail: melina.androutsopoulou@cchbc.com

George Toulantas	Tel: +30 210 618 3255
Investor Relations Manager	e-mail: george.toulantas@cchbc.com

Anna Konoplianikova	Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: anna.konoplianikova@cchbc.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	e-mail: greg.quine@fd.com

US press contact:
FD US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2007 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No. 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income — unaudited

(Prepared in accordance with US GAAP)

	Year Ended
	December 31, 2006	December 31, 2005
	(euro in millions, except per share data)
Net sales revenue	€5,372.2	€4,633.9

Cost of goods sold	(3,282.3)	(2,749.9)

Gross profit	2,089.9	1,884.0

Selling, delivery and administrative expenses	(1,630.8)	(1,433.3)

Operating profit	459.1	450.7

Interest expense	(86.3)	(56.2)

Interest income	10.3	3.3

Other income	0.4	2.5

Other expenses	(0.1)	(3.0)

Income before income taxes	383.4	397.3

Income tax expense	(89.2)	(111.8)

Share of income of equity method investees	24.8	23.9

Minority interests	(4.8)	(10.5)

Net income before cumulative effect of accounting change	314.2	298.9

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes of € 0.2m	(0.8)	—

Net income	€313.4	€298.9

Basic and diluted net income per share (in €):	1.30	1.25

See notes to the consolidated financial statements on pages 10 to 21.

	Three Months Ended
	December 31, 2006	December 31, 2005
	(euro in millions, except per share data)
Net sales revenue	€1,255.5	€1,054.9

Cost of goods sold	(803.9)	(655.8)

Gross profit	451.6	399.1

Selling, delivery and administrative expenses	(428.7)	(373.6)

Operating profit	22.9	25.5

Interest expense	(23.8)	(14.1)

Interest income	3.1	1.4

Other income	(0.2)	(1.9)

Other expenses	0.1	(0.1)

Income before income taxes	2.1	10.8

Income tax expense	(27.3)	(11.6)

Share of income of equity method investees	4.5	8.6

Minority interests	(2.7)	(5.7)

Net income before cumulative effect of accounting change	(23.4)	2.1

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes	—	—

Net (loss) / income	€(23.4)	€2.1

Basic and diluted net (loss) / income per share (in €):	(0.10)	0.01

See notes to the consolidated financial statements on pages 10 to 21.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	As at
	December 31, 2006	December 31, 2005
	(euro in millions)
Assets
Current assets:
Cash and cash equivalents	€288.7	€168.5
Trade accounts receivable, less allowance of €36.4m in 2006 and €33.0m in 2005	640.4	560.8
Inventories	389.7	359.8
Receivables from related parties	90.8	70.9
Taxes receivable	9.9	7.9
Deferred income taxes	44.4	53.3
Prepaid expenses	86.8	85.0
Derivative assets	4.8	12.5
Other current assets	61.5	38.6
Total current assets	1,617.0	1,357.3

Property, plant and equipment:
Land	132.8	105.3
Buildings	854.2	781.8
Returnable containers	241.1	265.7
Production and other equipment	2,801.5	2,458.7
	4,029.6	3,611.5
Less accumulated depreciation	(1,769.9)	(1,560.6)
	2,259.7	2,050.9
Construction in progress	156.3	142.3
Advances for equipment purchases	70.2	29.3
	2,486.2	2,222.5
Investments in equity method investees	316.9	294.2
Deferred income taxes	35.8	22.1
Derivative assets	—	21.7
Other tangible non-current assets	35.9	30.7
Franchise rights	1,997.4	1,996.4
Goodwill and other intangible assets	798.4	789.9
Total assets	€7,287.6	€6,734.8

See notes to the consolidated financial statements on pages 10 to 21.

	As at
	December 31, 2006	December 31, 2005
	(euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€269.3	€310.0
Accounts payable	274.3	200.4
Accrued expenses	480.4	412.0
Amounts payable to related parties	160.1	115.7
Deposit liabilities	100.7	137.1
Income taxes payable	46.8	75.0
Deferred income	25.6	7.9
Deferred income taxes	5.4	4.9
Derivative liabilities	1.2	1.3
Current portion of long-term debt	—	243.9
Current portion of capital lease obligations	33.9	19.8
Total current liabilities	1,397.7	1,528.0

Long-term liabilities:
Long-term debt, less current portion	1,516.4	1,278.4
Capital lease obligations, less current portion	82.2	50.3
Cross currency swap payables relating to borrowings	122.0	43.3
Deferred income taxes	683.1	678.2
Deferred income	89.1	28.6
Employee benefit obligations and other long-term liabilities	175.4	134.1
Total long-term liabilities	2,668.2	2,212.9

Minority interests	67.3	70.6

Shareholders’ equity:
Ordinary shares, €0.50 par value: 242,067,916 shares (2005: 240,692,002) authorized, issued and outstanding	121.0	120.3
Additional paid-in capital	1,719.0	1,693.2
Deferred compensation	(0.7)	(0.5)
Retained earnings	1,190.2	949.0
Accumulated other comprehensive income	124.9	161.3

Total shareholders’ equity	3,154.4	2,923.3
Total liabilities and shareholders’ equity	€7,287.6	€6,734.8

See notes to the consolidated financial statements on pages 10 to 21.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Cash Flows — unaudited

(Prepared in accordance with US GAAP)

	Year Ended
	December 31, 2006	December 31, 2005
	(euro in millions)

Operating activities

Net income	€313.4	€298.9

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	330.2	305.8
Amortization	0.7	0.2
Stock option compensation expense	4.0	—
Impairment charges on property, plant and equipment	24.5	0.9
Deferred income taxes	13.2	11.1
Gains on disposal of non-current assets	(14.1)	(13.1)
Minority interests	4.8	10.5
Share of income of equity method investees	(24.8)	(23.9)
Cumulative effect of accounting change for SFAS No. 123(R) adoption, before income taxes	1.0	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(54.7)	(51.6)
Inventories	(22.8)	(13.2)
Accounts payable and accrued expenses	117.7	19.6
Net cash provided by operating activities	693.1	545.2

Investing activities
Purchases of property, plant and equipment	(560.0)	(427.5)
Proceeds from disposals of property, plant and equipment	37.7	27.4
Cash payments for acquisitions, net of cash acquired	(78.1)	(196.0)
Proceeds from sale of trademarks	—	9.0
Return of investment of equity method investees	5.6	—
Net proceeds from sale of investments and other assets	8.3	2.0
Net cash used in investing activities	(586.5)	(585.1)

Financing activities
Proceeds from issuance of debt	696.8	586.9
Payments on debt	(662.5)	(373.4)
Support payments from TCCC for cold drink equipment placement	54.8	16.7
Payments on capital lease obligations	(20.4)	(16.6)
Proceeds from issue of shares	22.5	36.6
Dividends paid to shareholders of the Company and to minority interests	(76.8)	(75.5)
Net cash provided by financing activities	14.4	174.7

Effect of exchange rates on cash	(0.8)	2.4
Net increase in cash and cash equivalents	120.2	137.2

Cash and cash equivalents at beginning of year	168.5	31.3
Cash and cash equivalents at end of year	€288.7	€168.5

See notes to the consolidated financial statements on pages 10 to 21.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity — unaudited

(Prepared in accordance with US GAAP)

						Accumulated
	Ordinary Shares		Additional			Other
	Number		Paid-in	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Compensation	Earnings	Income	Total
	(millions)	(euro in millions)
As at December 31, 2004	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0
Net income for 2005	—	—	—	—	298.9	—	298.9
Currency translation adjustment, net of applicable income taxes of € (4.2)m	—	—	—	—	—	91.2	91.2
Change in minimum pension liability, net of applicable income taxes of € 0.5m	—	—	—	—	—	(1.3)	(1.3)
Change in fair value of derivatives, net of applicable income taxes of € 0.0m	—	—	—	—	—	(0.1)	(0.1)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € (0.3)m	—	—	—	—	—	1.0	1.0
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € (0.4)m	—	—	—	—	—	2.3	2.3
Comprehensive income							392.0
Shares issued to employees exercising stock options	2.4	1.2	35.4	—	—	—	36.6
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	0.4	—	—	0.4
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)

As at December 31, 2005	240.7	120.3	1,693.2	(0.5)	949.0	161.3	2,923.3

Net profit for 2006	—	—	—	—	313.4	—	313.4
Currency translation adjustment, net of applicable income taxes of € 2.3m	—	—	—	—	—	(11.9)	(11.9)
Change in minimum pension liability, net of applicable income taxes of € (0.3)m	—	—	—	—	—	0.2	0.2
Change in fair value of derivatives, net of applicable income taxes of € 0.1m	—	—	—	—	—	(0.3)	(0.3)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € (0.6)m	—	—	—	—	—	1.8	1.8
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € 0.1m	—	—	—	—	—	0.5	0.5
Comprehensive income							303.7
Adoption of FAS 158:
Minimum pension liability adjustment, net of applicable income taxes of € (4.1)m	—	—	—	—	—	12.0	12.0
Unrecognised losses and prior service cost, net of applicable income taxes of €11.3m	—	—	—	—	—	(38.7)	(38.7)
Shares issued to employees exercising stock options	1.4	0.7	21.8	—	—	—	22.5
Stock option compensation	—	—	4.0	—	—	—	4.0
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)
Cash dividends (€0.30 per share)	—	—	—	—	(72.2)	—	(72.2)

As at December 31, 2006	242.1	€121.0	€1,719.0	€(0.7)	€1,190.2	€124.9	€3,154.4

See notes to the consolidated financial statements on pages 10 to 21.

Coca-Cola Hellenic Bottling Company S.A.

Condensed Notes to Consolidated Financial Statements — unaudited

1.             BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2005.

2.                                      NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (Revised 2004), Share-Based Payment (“Statement No. 123 (R)”). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25, Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. As of the required effective date, which is January 1, 2006 the Company adopted Statement No. 123 (R), using the modified version of the prospective application. Further details are available in Note 8, Stock-Based Compensation, and Note 9, Stock Appreciation Rights.

In March 2005, the Securities and Exchange Commission (the “SEC”) staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”) to assist preparers by simplifying some of the implementation challenges of Statement No. 123 (R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123 (R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include: (a) valuation models — SAB No. 107 reinforces the flexibility allowed by Statement No. 123 (R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility — SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term — the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company applied the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123 (R).

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections (“Statement No. 154”), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. The Company has adopted the policy with effect from January 1, 2006. The adoption of Statement No. 154 has not had an impact on the Company’s financial statements.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“Statement No. 155”). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement No. 133. Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a re-measurement (i.e., new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement is effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“Interpretation No. 48”). The Interpretation provides guidance on recognition, measurement, classification, interest and penalties, and disclosure of tax positions. Interpretation No. 48 establishes a two-step approach for recognizing and measuring tax benefits. The first step is recognition: The enterprise must determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the “more-likely-than-not” recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the “more-likely-than-not” recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company is currently evaluating the expected effect of adoption of this interpretation on its financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“Statement No. 158”). Statement 158 amends certain requirements of Statement No. 87, Employers’ Accounting for Pensions (“Statement No. 87”), Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“Statement No. 88”), Statement No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions (“Statement No. 106”), and Statement No. 132(R). The main effect of the new Statement is that the funded status of all postretirement plans will have to be recorded on the balance sheet. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. Under Statement No. 87, Statement No. 88 and Statement No. 106, the amount recognized was the funded status reduced by deferred actuarial losses (or increased by deferred actuarial gains), prior service costs and any transitional obligation remaining. Under Statement No. 158, these items will now be recorded in equity. Statement No. 158 is effective prospectively for fiscal years ending after December 15, 2006.

The incremental effect of applying Statement 158 is illustrated in the table below (in millions):

	Incremental Effect of Applying FASB Statement No. 158 on Individual Line Items in the Statement of Financial Position December 31, 2006
	Prior to AML* and FAS 158 Adjustment	Adjustment for AML in accordance with FAS 87	Post AML and pre FAS 158 Subtotal	Adjustment to initially apply FAS 158	After application of FAS 158
Employee benefit obligations	€(106.0)	€(16.1)	€(122.1)	€(33.9)	€(156.0)
Deferred income taxes (non-current liabilities)	(694.5)	4.1	(690.4)	7.2	(683.2)

Accumulated other comprehensive income	(163.6)	12.0	(151.6)	26.7	(124.9)
Total shareholders’ equity	€(3,193.1)	€12.0	€(3,181.1)	€26.7	€(3,154.4)

*       Additional Minimum Pension Liability

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statement errors based on both the roll-over method and iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustments recorded to the opening balance of retained earnings. The adoption SAB No. 108 has not had an impact on the Company’s financial statements.

3.                                      INVENTORIES

Inventories consist of the following (in millions):

	December 31, 2006	December 31, 2005

Finished goods	€157.7	€128.7
Raw materials & work in progress	157.3	166.9
Consumables	72.7	57.9
Payments on account	2.0	6.3
	€389.7	€359.8

4.                                      INVENTORIES

On March 13, 2006, the Company acquired, jointly with TCCC, 100% of Fresh & Co d.o.o., the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”. The total consideration for the transaction was €17.1 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. The Company’s share of the purchase price and debt was €20.3 million. The acquired entity is a joint venture with TCCC and is being accounted for under the equity method.

On April 5, 2006, the Company successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (“Lanitis Bros”), a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition as the market leader. Following completion of the tender offer, the Company acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. At this stage, the acquisition has resulted in the recording of €14.8 million of identifiable intangible assets, although we are further assessing the fair values which may result in certain adjustments to the purchase price allocation. Following completion of the tender offer, the Company initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros. Lanitis Bros has been delisted from the Cyprus Stock Exchange. As of December 31, 2006, the Company had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros for a total consideration of €3.4 million, bringing its participation to 99.91%. The later share acquisition resulted in the recording of approximately €0.7 million of identifiable intangible assets.

On July 5, 2006, the Company acquired, jointly with TCCC, 100% of Fonti Del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves. The Company effectively purchased the operating assets and liabilities of two production facilities in the south, whilst TCCC effectively purchased the national mineral-water brands “Lilia” and “Lilia Kiss” (still and sparkling). The total consideration for the transaction was €10.4 million (excluding acquisition costs) with the assumption of debt of an additional €23.2 million. At this stage, the acquisition has resulted in the recording of goodwill of €2.2 million. The fair values of significant assets acquired and liabilities assumed are preliminary and pending finalization.

On August 22, 2006, the Company completed the acquisition of Yoppi Kft., a hot beverages vending operator in Hungary. Total consideration for the acquisition was €1.9 million (excluding acquisition costs) with the assumption of debt of an additional €0.1 million. The acquisition has resulted in recording goodwill of €1.4 million and customer contracts of €0.2 million.

5.                                      FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	December 31, 2006	December 31, 2005
Intangible assets not subject to amortization
Franchise rights	€1,997.4	€1,996.4
Goodwill	760.5	756.7
Minimum pension liability	—	1.1
Trademarks	34.8	29.0
	2,792.7	2,783.2
Intangible assets subject to amortization
Customer contracts	0.8	0.9
Distribution rights	0.4	—
Water rights	1.9	2.2
	€2,795.8	€2,786.3

The changes in the carrying amounts of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2005	€600.4	€122.8	€33.5	€756.7
Current period acquisitions	2.2	1.4	—	3.6
Adjustment to goodwill arising from prior period acquisitions	0.1	—	1.4	1.5
Foreign exchange differences	(4.8)	1.3	2.2	(1.3)
Balance as at December 31, 2006	€597.9	€125.5	€37.1	€760.5

6.                                      SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operated in 28 countries in 2006, (including our equity investment based in the Former Yugoslav Republic of Macedonia) and our financial results are reported in the following segments:

Established countries:                      Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:                       Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:                                 Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation, amortization, stock option compensation expense and impairment charges. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Year Ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(euro in millions)		(euro in millions)
Net sales revenue
Established countries	€556.3	€489.7	€2,473.5	€2,261.8
Developing countries	239.0	192.1	993.2	841.1
Emerging countries	460.2	373.1	1,905.5	1,531.0
	1,255.5	1,054.9	5,372.2	4,633.9
Cash operating profit
Established countries	48.5	41.2	366.1	371.2
Developing countries	26.5	18.3	142.8	116.9
Emerging countries	51.2	50.4	309.6	273.4
	126.2	109.9	818.5	761.5
Depreciation
Established countries	(33.5)	(30.5)	(125.9)	(120.1)
Developing countries	(16.6)	(17.3)	(66.1)	(68.9)
Emerging countries	(39.9)	(35.5)	(138.2)	(120.7)
	(90.0)	(83.3)	(330.2)	(309.7)
Amortization
Established countries	(0.3)	(0.1)	(0.6)	(0.1)
Developing countries	(0.1)	(0.1)	(0.1)	(0.1)
Emerging countries	—	—	—	—
	(0.4)	(0.2)	(0.7)	(0.2)
Stock option compensation
Established countries	(0.3)	—	(1.3)	—
Developing countries	(0.2)	—	(0.7)	—
Emerging countries	(0.6)	—	(2.0)	—
	(1.1)	—	(4.0)	—
Impairment
Established countries	(5.9)	—	(13.3)	—
Developing countries	(2.2)	(0.9)	(4.1)	(0.9)
Emerging countries	(3.7)	—	(7.1)	—
	(11.8)	(0.9)	(24.5)	(0.9)
Operating profit
Established countries	8.5	10.6	225.0	251.0
Developing countries	7.4	—	71.8	47.0
Emerging countries	7.0	14.9	162.3	152.7
	22.9	25.5	459.1	450.7
Reconciling items
Interest expense			(86.3)	(56.2)
Interest income			10.3	3.3
Other income			0.4	2.5
Other expense			(0.1)	(3.0)
Income tax expense			(89.2)	(111.8)
Share of income of equity method investees			24.8
Minority interests			(4.8)	(10.5)
Net income before cumulative effect of accounting change			€314.2	€298.9

	As at
	December 31, 2006	December 31, 2005
Total assets
Established countries	€3,789.4	€3,625.6
Developing countries	1,426.6	1,312.4
Emerging countries	1,987.1	1,741.9
Corporate / intersegment receivables	84.5	54.9
	€7,287.6	€6,734.8

7.                                      EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Year Ended
	December 31, 2006	December 31, 2005
Numerator
Net income	€313.4	€298.9

Denominator
Basic	240.7	238.3
Dilutive effect of stock options	0.7	1.4
Diluted	241.4	239.7

	Three Months Ended
	December 31, 2006	December 31, 2005
Numerator
Net (loss) / income	€(23.4)	€2.1

Denominator
Basic	240.9	238.5
Dilutive effect of stock options	—	0.9
Diluted	240.9	239.4

8.                                      STOCK-BASED COMPENSATION

The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee’s performance and level of responsibility. Options are granted at an exercise price of the average price of the Company’s shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock options are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

At the Annual General Meeting in June 2005, shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for up to a maximum of 4,950,000 shares, subject to approval of the Board of Directors. Under this authorization, the Board of Directors approved in December 2006 the grant of stock options for 1,010,800 shares. In March 2006, a grant of stock options for 50,000 shares was approved. In June 2006, a new grant of stock options for 30,000 shares was also approved.

Prior to January 1, 2006, the Company accounted for the plans under the measurement and recognition of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by Statement No. 123. Stock based compensation was included as a pro forma disclosure in the financial statement notes.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, stock option compensation cost in 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2006, and (2) all share-based payments granted subsequently to January 1,

2006, based on the grant date fair value estimated in accordance with the provisions of Statement No. 123 (R). Compensation expense recorded for the year and three month period ended December 31, 2006 was €4.0 million and €1.1 million, respectively. Results for the prior period have not been restated.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123 to options granted under the Company’s stock options plans in the year ended December 31, 2005 (in millions).

Pro forma
December 31, 2005

Net income	€298.9
Add: Stock option employee compensation expense included in net income, net of applicable income tax	0.1
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(3.6)

Pro forma net income	€295.4

Earnings per share (euro):
Basic - reported	1.25
Basic - pro forma	1.24

Diluted - reported	1.25
Diluted - pro forma	1.23

The fair values of options granted in 2006, 2005 and 2004 were estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options compared to the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model did not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options. The fair value of the most recent stock options granted (December 13, 2006) was calculated on the date of grant with the following assumptions (weighted average):

Weighted average fair value of options granted	€6.32
Risk free interest rate	4.31%
Expected volatility	20.78%
Expected dividend yield	1.01%

Expected stock price volatility is based on the historical volatility of the Company’s stock, and the expected dividend yield is based on the Company’s most recent annual dividend payout and the market price of the Company’s share in Athens Stock Exchange on December 29, 2006. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the Company’s experience of early exercise. The calculated expected life of options granted is 4.07 years.

A summary of stock option activity under all plans is as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted average remaining contractual life (years)	Aggregate intrinsic value in millions
Outstanding at January 1, 2006	3,847,059	18.19
Granted	1,090,800	27.77
Exercised	(1,375,914)	16.45
Forfeited	(117,927)	19.07
Outstanding at December 31, 2006	3,444,018	21.89	7.3	26.6
Exercisable at December 31, 2006	1,619,745	17.27	5.1	18.9

The total estimated compensation cost related to non-vested awards not yet recognized is €7.8 million. We expect to recognize this compensation expense over the weighted average period of 1.65 years. The Company has a policy of issuing new shares upon stock option exercise.

9.                                      STOCK APPRECIATION RIGHTS

The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (“SARs”), based on an employee’s performance and level of responsibility. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of the Company’s shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock appreciation rights are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

Prior to January 1, 2006, the Company measured the liability incurred under SARs at intrinsic value.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, we recognized the effect of initially measuring the liability at its fair value, net of any related tax effect, as the cumulative effect of a change in accounting principle amounting to €0.8 million. The liability will be remeasured at fair value at each reporting period and is recorded in “Accrued expenses”. For the year and three month period ended December 31, 2006, we recognized a compensation expense of €1.0 million and €0.5 million, respectively.

The option pricing model used was the binomial model. Expected stock price volatility is based on the historical volatility of the Company’s stock and the expected dividend yield is based on the Company’s most recent annual dividend payout. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the early exercise experience.

A summary of SARs activity under all plans is as follows:

	Number of SARs	Weighted Average Exercise Price	Weighted average remaining contractual life (years)	Aggregate intrinsic value in millions
Outstanding at January 1, 2006	531,482	18.37
Exercised	(218,239)	16.86
Forfeited	(28,269)	21.54
Outstanding at December 31, 2006	284,974	19.21	3.2	2.96
Exercisable at December 31, 2006	274,306	19.08	3.0	2.88

As of December 31, 2006, there was €0.04 million of total unrecognized compensation cost related to SARs, which is expected to be recognized over a weighted average period of 1.27 years.

10.                               RESTRUCTURING

During 2006, the Company recorded restructuring charges of €68.8 million before tax, comprising cash restructuring charges of €53.0 million, accelerated depreciation of €6.3 million and impairment charges of property, plant and equipment of €9.5 million. The restructuring charges primarily relate to initiatives in Greece, Nigeria, Ireland and Croatia. Specifically, on February 24, 2006, the production in the Athens plant ceased. In addition, on March 10, 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. We undertook additional restructuring in Greece in December, following an organisational streamlining across the administrative support and logistic functions. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Greece, €16.6 million was recorded in cost of goods sold and €5.5 million in selling, delivery and administrative expenses. In Nigeria, restructuring charges in 2006 amounted to €7.9 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria. In addition, our Nigerian operation is investing in a new production facility in Abuja, to further consolidate its leadership position and enhance its long term competitiveness and growth. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Nigeria, €4.1 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses. In Ireland, the project to develop a single all-island production facility is proceeding well. During 2006, we recorded €19.1 million of restructuring charges and €6.3 million of accelerated depreciation, mainly reflected in cost of goods sold. We expect to incur further cash charges of approximately €8.0 million, which have not been provided for at December 31, 2006, under FAS 146, Accounting for Costs Associated with Exit or Disposal Activities. In Croatia, €5.1 million of restructuring charges have been recorded in 2006 in connection with the rationalization of the delivery function by outsourcing to third party contractors. Of the total restructuring charges for 2006 (cash and non-cash) in Croatia, €1.3 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses.

A further €8.3 million of restructuring charges (cash and non-cash) were incurred in relation to other restructuring activities, of which €3.8 million were recorded in established countries, €2.3 million in developing countries and €2.2 million in emerging countries. Of the total restructuring charges discussed above, €5.4 million was recorded in selling, delivery and administrative expenses and €2.9 million in cost of goods sold.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	As at
	December 31, 2006	December 31, 2005

As at beginning of the period	€9.0	€7.1
Arising during the year	53.0	10.1
Utilized during the year	(39.8)	(8.2)
As at end of period	€22.2	€9.0

11.                               IMPAIRMENT OF BOTTLES

Following review of the Company’s three-year plan during the second half of 2006, management decided to accelerate the implementation of the refillable bottle strategy in the fourth quarter. The implementation of this strategy led to the booking of a non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million. Of the total impairment charges recorded in 2006, €13.6 million was recorded in cost of goods sold and €1.5 million in selling, delivery and administrative expenses.

12.                               ASSETS HELD FOR SALE

It is the Company’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece (see note 10). As at December 31, 2006, the net book value of these assets was €1.8 million. The proceeds from the sale of assets classified as held for sale, net of disposal costs, is expected to exceed their carrying value. These assets are recorded in “Other current assets”.

13.                               CONTINGENCIES

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of January 25, 2002. On October 7, 2005, the Group was served with notice to appear before the Greek Competition Authority. On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total of €8.7 million. The Group believes that it has substantial legal and factual defenses to the Authority’s decision and has appealed it to the competent Greek courts. On August 31, 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we have increased the charge to our financial statements in connection with this case to €8.9 million. We also incurred consulting fees and additional expenses of €0.4 million in connection to this case.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

In recent years customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries.

The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities.  However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union.  If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.2 million. The Company has made a provision for €2.7 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

The Company is also involved in various other legal proceedings. We believe that any liability to the Group that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

Our tax filings are routinely subjected to audit by tax authorities in most of the jurisdictions in which we conduct business. These audits may result in assessments of additional taxes. We provide additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

14.                               NET DEBT

Net debt consists of the following (in millions):

	As at
	December 31, 2006	December 31, 2005

Long-term borrowings (including leases)	€1,611.2	€1,328.7
Short-term borrowings (including leases)	303.2	573.7
Cash and cash equivalents	(290.1)	(168.5)
Net debt	€1,624.3	€1,733.9

On March 24, 2006, Coca-Cola HBC Finance plc issued €350.0 million of Floating Rate Notes due March 24, 2009. The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V. and were issued under the Company’s €2.0 billion Euro Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros (as discussed in Note 4) and the repayment of the remaining €233.0 million of the outstanding debt under our €625.0 million 5.25% Eurobond that matured on June 27, 2006. The increase in long-term borrowings from December 31, 2005 was a result of this issuance net of prepaid interest and foreign exchange movements. The decrease in short-term borrowings from December 31, 2005 was mainly a result of the Eurobond repayment.

Coca-Cola Hellenic Bottling Company S.A.

Summary of Significant Differences between US GAAP and

International Financial Reporting Standards (IFRS) — unaudited

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

Reconciliation of operating profit

	Year ended
	December 31, 2006	December 31, 2005
	€ million	€ million

Operating profit under US GAAP	459.1	450.7

Recognition of previously unrecognized pre-acquisition tax losses (1)	(7.8)	(26.5)
Treatment of joint ventures (2)	36.0	26.6
Restructuring charges (3)	18.6	7.2
Other	1.2	2.9
Operating profit under IFRS	507.1	460.9

Reconciliation of net income

	Year ended
	December 31, 2006	December 31, 2005
	€ million	€ million

Net income under US GAAP	313.4	298.9

Deferred tax (4)	(0.6)	7.2
Restructuring charges (3)	18.6	2.0
Other	2.3	—
Net income under IFRS	333.7	308.1

In summary, the significant differences are as follows:

1.      In accordance with IAS 12R, Income Taxes, when deferred tax assets on losses have not been recognized at acquisition date and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Such a treatment does not occur for US GAAP.

2.      The Company’s interests in jointly controlled entities, Brewinvest S.A., the Multon group and from 2006, Fresh & Co, are accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

3.      In accordance with FASB Statement No. 146, Exit or Disposal Activities, the liability for the costs of restructuring are recognized and measured at fair value when the liability is incurred, rather than the date at which the exit plan is committed to. In particular, where employees are required to serve beyond the minimum retention period in order to receive one-time termination benefits such as severance pay, the costs of the one-time termination benefits are recognized at fair value over the term of the retention period. Under IFRS, such costs are recognized on the date at which the exit plan is committed to. In addition, if it is not possible for the employee to determine the type and amount of benefits they will receive from involuntary termination (for example, when the negotiation of severance benefits has not been conducted with the appropriate employee groups such as work councils or trade unions), then provision for any such amounts should not be recorded under US GAAP.

4.      The US GAAP treatment of deferred tax is different in a number of respects from IFRS. In addition, other differences in accounting treatment can have an implication on tax. For example, under US GAAP a significantly larger balance is recorded as franchise rights than under IFRS. As deferred tax is applied to this franchise rights balance, enacted tax rate changes can have a material effect on deferred tax balances under US GAAP that is not reflected under IFRS.

A full discussion of the differences can be found in the Company’s Annual Report for the year ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title:	General Counsel & Company Secretary

Date:  February 15, 2007